VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attention: Rebecca Marquigny, Esq.

Re:         Third Avenue Variable Series Trust Third Avenue Value Portfolio (Annuity Class)
File Numbers: 333-81141; 811-09395

Dear Ms. Marquigny,

I am writing to respond to comments received from you on April 15, 2010 concerning the registration statement filed for the Third Avenue Variable Series Trust Third Avenue Value Portfolio (Annuity Class) (the “Portfolio”). We thank you for your attention to this matter.

In addition, on behalf of the Fund, I am transmitting herewith for filing under the Securities Act of 1933, as amended (the “Securities Act”) and the Investment Company Act of 1940 as amended (“1940 Act”), Post-Effective Amendment No. 14 (the “Amendment”) to the Fund’s Registration Statement on Form N1-A.

We believe that this filing comports with the comments we received from you and we make the following representations below that you asked us to clarify.

Comment: Please disclose the Portfolio's investment policy with respect to purchasing or selling real estate or commodities. See Form N-1A, Item 16(c)(1)(v).

Response: The Portfolio may not purchase, hold or deal in real estate. It may, however, purchase and sell securities that are secured by real estate or issued by companies that invest or deal in real estate or real estate investment trusts and may acquire and hold real estate or interests therein through exercising rights or remedies with regard to such securities. This policy, along with the Portfolio's previously disclosed policy with respect to purchasing and selling commodities, has been added to the SAI under "Investment Restrictions" in compliance with Item 16(c)(1)(v) of Form N-1A.

Comment: Please supplementally explain the policy rationale behind Investment Restriction #3.

Response: For historical industry reasons, a substantial number of funds have adopted fundamental investment restrictions, or maintain non-fundamental investment restrictions, prohibiting the funds from investing directly in oil, gas or other mineral exploration or development programs. The adoption and disclosure of such a policy is not required by the 1940 Act. The Portfolio adopted this investment restriction prior to its initial public offering of shares and cannot change it without a vote of its stockholders. The Portfolio does not invest in any type of security that would indirectly permit it to acquire securities that it cannot acquire directly as a result of this restriction.

Comment: Please add disclosure clarifying the borrowing limitations and definition of senior security as set forth in Section 18 of the 1940 Act.

Response: The requested disclosure has been added below the list of the Fund's fundamental investment restrictions.

Comment: Please supplementally explain the policy rationale behind Investment Restriction #5.

Response: This investment restriction addresses certain requirements imposed by Subchapter M of the Internal Revenue Code of 1986, as amended, that the Portfolio must comply with in order to qualify as a "regulated investment company" for U.S. federal taxation purposes. The Portfolio adopted this investment restriction prior to its initial public offering of shares and cannot change it without a vote of its stockholders. The Portfolio does not invest in any type of security that would indirectly permit it to acquire securities that it cannot acquire directly as a result of this restriction.

Comment: Please supplementally confirm whether the Portfolio concentrates its assets in a group of industries. If it does, please explain how the Portfolio is permitted to do this, in light of the wording of its investment restriction.

Response: The Portfolio does not concentrate its assets in any industry or group of industries. The Portfolio adopted this investment restriction prior to its initial public offering of shares and cannot change it without a vote of its stockholders. The Portfolio does not invest in any type of security that would indirectly permit it to acquire securities that it cannot acquire directly as a result of this restriction.

Comment: Please add disclosure describing the Portfolio's investment policy with respect to making loans. See Form N-1A, Item 16(c)(1)(vi).

Response: The Portfolio has adopted a non-fundamental investment policy that it will not make loans, including loans of its portfolio securities, in an amount exceeding 33 1/3% of its total assets (including such loans). For purposes of this policy, the Portfolio's direct investments in debt instruments (including, without limitation, high-yield bonds, bank debt, convertible bonds or preferred stock, loans made to bankrupt companies (including debtor-in-possession loans) and loans made to refinance distressed companies) shall not be deemed loans for the purpose of this limitation. This policy, which was disclosed previously under the heading "Loans, Direct Debt and Related Instruments," has been added to the SAI under "Investment Restrictions" in compliance with Item 16(c)(1)(v) of Form N-1A.

Comment: Please clarify what investments the Portfolio includes for purposes of testing compliance with its lending policy. Please review the SAI and, as necessary, add disclosure to clarify this treatment and provide investors with information concerning each type of investment and its related risks.

Response: The SAI has been revised to clarify that the Portfolio currently does not intend to loan its assets, including its portfolio securities, except in lending arrangements to bankrupt and distressed companies. Those lending arrangements are not subject to the 33 1/3% limit, but are subject to the larger 35% limit on investment in debt. The SAI has been further revised to clarify that the Portfolio’s lending arrangements subject to the 33 1/3% policy are a subset of, and not in addition to, the Portfolio 35% debt limit. The Portfolio believes that the disclosure contained in the SAI describes sufficiently each type of debt instrument—and its related risks—listed in the Portfolio lending policy, and complies with the disclosure requirements set forth in Form N-1A. To the extent management or the Portfolio’s Board of Trustees amends the Portfolio’s investment policies to permit the Portfolio to invest in a broader universe of debt securities, the Portfolio will revise the disclosure in the SAI and file an updated SAI with the SEC pursuant to Rule 497 under the 1933 Act.

Comment: Please add disclosure regarding the contract owners voting rights.

Response: The SAI has been revised to include disclosure explaining that each insurance company holding shares of the Portfolio will act as intermediary in offering the individual contract owners and policy holders the opportunity to instruct the insurance company as to how it should vote shares of the Portfolio held by it and the separate accounts on the proposals to be considered at the shareholder meeting.

Again, we thank you for your attention to this matter, and we hope that this letter and the revisions in the Amendment are responsive to the Staff’s comments. If you have any additional questions or concerns, please feel free to give me a call (212-906-1190). Thank you.

Sincerely,

By: /s/ W. James Hall
General Counsel